14005014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 03 2014

Washington, DC 20549

No Act
PE 12/13/13

January 3, 2014

Amy Carriello
PepsiCo, Inc.
amy.carriello@pepsico.com

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1/3/14

Re: PepsiCo, Inc.
Incoming letter dated December 13, 2013

Dear Ms. Carriello:

This is in response to your letter dated December 13, 2013 concerning the shareholder proposal submitted to PepsiCo by Estella Salvatierra. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Estella Salvatierra
pfox@pfox.org

January 3, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PepsiCo, Inc.
Incoming letter dated December 13, 2013

The proposal relates to the company's Supplier Diversity Program.

There appears to be some basis for your view that PepsiCo may exclude the proposal under rule 14a-8(e)(2) because PepsiCo received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if PepsiCo omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PEPSICO

700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

AMY E. CARRIELLO
SENIOR LEGAL COUNSEL
Tel: 914-253-2507
Fax: 914-249-8109
amy.carriello@pepsico.com

December 13, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *PepsiCo, Inc.*
Shareholder Proposal of Estella Salvatierra
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that PepsiCo, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Estella Salvatierra (the "Proponent"). A copy of the Proposal and the supporting statement is attached to this letter as Exhibit A.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proposal was received at the Company's principal executive offices after the deadline for submitting shareholder proposals to the Company.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(e)(2) Because It Was Received At The Company's Principal Executive Offices After The Deadline For Submitting Shareholder Proposals.

The Company may exclude the Proposal under Rule 14a-8(e)(2) because the Company did not receive it at its principal executive offices before the deadline for submitting shareholder proposals to the Company. Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal that does not comply with the rule's procedural requirements, including if a proponent "fail[s] to submit a proposal by the company's properly determined deadline."

The Company received the Proposal at its principal executive offices on November 25, 2013, three days after the November 22, 2013 deadline for submitting proposals as disclosed on page 63 of the Company's proxy statement filed on March 22, 2013. *See* Exhibit B. Specifically, in accordance with Rule 14a-5(e), the Company's proxy statement stated:

2014 Shareholder Proposals

> PepsiCo welcomes comments or suggestions from its shareholders. If a shareholder wants to have a proposal formally considered at the 2014 Annual Meeting, and included in the Proxy Statement for that meeting, we must receive the proposal in writing on or before the close of business on November 22, 2013 and the proposal must otherwise comply with Rule 14a-8 under the Exchange Act. Proposals must be addressed to the Corporate Secretary of PepsiCo at 700 Anderson Hill Road, Purchase, New York 10577.

The November 22, 2013 deadline was calculated in accordance with Rule 14a-8(e)(2) and SLB 14,[1] as it is 120 days before the anniversary of the release date disclosed in the Company's 2013 proxy statement.[2]

The Company received the Proposal at its principal executive offices on November 25, 2013, three days after the November 22, 2013 deadline. A tracking log that states the delivery date of November 25, 2013 is attached hereto as Exhibit B.

The Staff has on numerous occasions strictly construed the Rule 14a-8 deadline, permitting companies to exclude from proxy materials those proposals received at companies' principal executive offices after the deadline. *See, e.g.*, *Johnson & Johnson* (avail. Jan. 13, 2010) (concurring with the exclusion of a proposal received one day after the submission deadline); *Tootsie Roll Industries, Inc.* (avail. Jan. 14, 2008) (concurring with the exclusion of a proposal when it was received two days after the submission deadline, which fell on a Saturday); *Smithfield Foods, Inc.* (avail. June 4, 2007) (concurring with the exclusion of a proposal received one day after the submission deadline).

The Proposal is excludable even though, as indicated by the Express Mail label included in Exhibit B, it was mailed before the Company's deadline. The Staff has consistently permitted companies to exclude proposals received at companies' principal executive offices after the deadline, even when the proponent mailed the proposal prior to the deadline and specifically scheduled delivery on or before the deadline. *See, e.g.*, *Equity LifeStyle Properties* (avail. Feb. 10, 2012) (concurring with the exclusion of a proposal when it was received after the submission deadline, even though it was mailed prior to the deadline); *City National Corp.* (avail. Jan. 17, 2008) (concurring with the exclusion of a proposal when it was received one day after the submission deadline, even though it was mailed one week earlier); *Datastream Systems, Inc.* (avail. Mar. 9, 2005) (concurring with the exclusion of a proposal that was sent next day delivery two days before the deadline, but was received after the deadline); *JPMorgan Chase & Co.* (avail. Feb. 8, 2005) (concurring with the exclusion of a proposal that was sent next day delivery on the day before the deadline, but was received after the deadline because of weather conditions).

---

[1] Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") explains that, to calculate a shareholder proposal deadline, a company should: start with the release date disclosed in the previous year's proxy statement; increase the year by one; and count back 120 calendar days.

[2] Page 1 of the Company's 2013 proxy statement stated that "PepsiCo is making this Proxy Statement and the form of proxy first available on or about March 22, 2013." *Available at* http://www.sec.gov/Archives/edgar/data/77476/000119312513122175/d459507ddef14a.htm #toc459507_45.

Accordingly, similar to the precedent cited above, the Proposal is excludable because it was received at the Company's principal executive offices after the deadline for submitting shareholder proposals, even though it was sent prior to and scheduled for delivery on the deadline.

The Company has not provided the Proponent with a deficiency notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Rule 14a-8(f)(1), "[a] company need not provide . . . notice of a deficiency if the deficiency cannot be remedied, such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline."

We therefore request that the Staff concur that the Proposal may properly be excluded from the 2014 Proxy Materials because it was not received at the Company's principal executive offices within the time frame required under Rule 14a-8(e)(2).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(e)(2).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (914) 253-2507, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Amy Carriello

Amy Carriello
Senior Counsel, Corporate Governance

Attachments

cc: Estella Salvatierra

EXHIBIT A

Estella Salvatierra

*** FISMA & OMB Memorandum M-07-16 ***

November 21, 2013

Mr. Larry D. Thompson
Secretary
Pepsico, Incorporated
700 Anderson Hill Road
Purchase, New York 10577

Dear Mr. Thompson:

I am the owner of 239 shares of Pepsico, Incorporated. I have owned these shares continuously for over one year and will hold them through the time of our annual meeting. At that time, I intend to introduce the following resolution:

Resolved: That ex-gays be included in our Supplier Diversity Program.

Supporting Statement

As our Chairman and CEO, Indira Nooyi, said, "(Pepsico needs) a team that reflects the diversity of our consumers. And that starts with creating a workplace where everyone feels welcome, including our gay, lesbian, bisexual, and transgender employees, suppliers, trade customers and partners."

The Superior Court of the District of Columbia ruled that former homosexuals, or ex-gays, constitute a protected class. By specifically including ex-gays in our Supplier Diversity Program we follow in the spirit of Chairman Nooyi as outlined above. Please vote for this resolution.

Sincerely,

Estella Salvatierra

Estella Salvatierra

EXHIBIT B

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Date Accepted 11.21.13 Mo. Day Year	Scheduled Date of Delivery 11.22.13 Month Day	Return Receipt Fee $	
Time Accepted 1600 ☐ AM ☐ PM	Scheduled Time of Delivery ☒ Noon ☐ 3 PM	COD Fee $	Insurance Fee $
	Military ☐ 2nd Day ☐ 3rd Day	Total Postage & Fees $ 14.95	
Flat Rate ☐ or Weight 1 lbs. 8 ozs.	Int'l Alpha Country Code	Acceptance Emp. Initials G.C	

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ESTELLA SALVATIERRA

*** FISMA & OMB Memorandum M-07-16 ***

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MR. LARRY THOMPSON
SECRETARY
PEPSICO
700 ANDERSON HILL ROAD
PURCHASE NY

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